William P. Gassen

Mr. Gassen holds an MBA from Tulane University, a Six Sigma Black Belt certification from the Cockrell School of Engineering at the University of Texas as well as continuing post graduate studies at both Harvard and Yale Universities. Will Gassen is a published author and university lecturer. He has been admitted to numerous state and federal jurisdictions as an expert in intelligence gathering and its critical analysis.

For over two decades, Mr. Gassen has provided market analysis and asset valuation to global financial institutions and has assisted in portfolio restructuring of marine assets. By assembling a significant vessel data library, Mr. Gassen has been able to track strategic global inventories to enhance the relevance of his analysis.

Through more than 700 motor vessel transactions as both a buyer and a seller, Mr. Gassen has perfected the process architecture to reduce the execution cycle and operations cost of holding and owning motor vessels. Mr. Gassen enjoys unique, direct, and ongoing dialogue with institutional fleet owners and principal decision makers within the global yacht market. The result is the development of an incredibly broad set of proprietary relationships that empower his acquisition search, negotiation, management, and sale process. This access spans the global business and yachting community.

Experience

ZEROC ENERGY INC.
CEO
June 2020 - Present

GRACY, LTD.
President
April 2008 - Present